AH
6/20/2002

02023032

C 6/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 3 1 2002 WASH. D.C. 155

SEC FILE NUMBER
8-34943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-01 (MM/DD/YY) AND ENDING 03-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FETTERMAN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 OAK LAWN
(No. and Street)

DALLAS	TEXAS	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY HILL (214)520-1115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANE GORMAN TRUBITT, L.L.P.
(Name – *if individual, state last, first, middle name*)

2626 HOWELL, THE SEVENTH FLOOR	DALLAS	TEXAS	75204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/02 RS

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FETTERMAN INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

MARCH 31, 2002

FETTERMAN INVESTMENTS, INC.

CONTENTS

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Fetterman Investments, Inc.

We have audited the accompanying statement of financial condition of Fetterman Investments, Inc. as of March 31, 2002 and the related statements of earnings, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fetterman Investments, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
May 3, 2002

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Fetterman Investments, Inc.
STATEMENT OF FINANCIAL CONDITION
March 31, 2002

ASSETS

Cash	$	49,749
Certificate of deposit		11,098
Advisory fee receivable		52,508
Commissions receivable		31,382
Prepaid expense		1,320
Deposits		9,000
Total assets	$	155,057

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Income tax payable	$	10,438
Total liabilities		10,438
STOCKHOLDER'S EQUITY		
Common stock - (no par value, 10,000,000 shares authorized, 1,000 shares issued and 237 shares outstanding)		6,000
Additional paid-in capital		10,000
Retained earnings		324,811
		340,811
Less 763 shares of common stock in treasury - at cost		(196,192)
Total stockholder's equity		144,619
Total liabilities and stockholder's equity	$	155,057

The accompanying notes are an integral part of this financial statement.

Fetterman Investments, inc.
STATEMENT OF EARNINGS
Year ended March 31, 2002

REVENUES		
Commissions	$	340,621
Advisory fees		165,523
Interest and dividends		28,543
Total revenues		534,687
EXPENSES		
Commissions and advisory fee		11,250
Clearing expense		63,474
Operating expense		428,230
Other expense		716
Total expenses		503,670
Earnings before income tax		31,017
Income tax		6,083
NET EARNINGS	$	24,934

The accompanying notes are an integral part of this financial statement.

Fetterman Investments, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended March 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at March 31, 2001	$ 6,000	$ 10,000	$ 299,877	$ (196,192)	$ 119,685
Additional paid - in capital	-	-	-	-	-
Net earnings	-	-	24,934	-	24,934
Balance at March 31, 2002	$ 6,000	$ 10,000	$ 324,811	$ (196,192)	$ 144,619

The accompanying notes are an integral part of this financial statement.

Fetterman Investments, Inc.
STATEMENT OF CASH FLOWS
Year ended March 31, 2002

Cash flows from operating activities		
Net earnings	$	24,934
Changes in assets and liabilities, net		
Advisory fee receivable		(17,938)
Commissions receivable		(16,692)
Prepaid expense		(260)
Deposits		1,000
Income tax payable		(15,127)
Net cash used in operating activities		(24,083)
Cash flows from investing activities		
Reinvest earnings of certificate of deposit		(744)
Net cash used in investing activities		(744)
Net decrease in cash		(24,827)
Cash at beginning of year		74,576
Cash at end of year	$	49,749
Cash paid during the year for:		
Interest	$	-
Income taxes	$	21,210

The accompanying notes are an integral part of this financial statement.

Fetterman Investments, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended March 31, 2002

Subordinated liabilities at March 31, 2001	$ -
Increases	-
Decreases	-
Subordinated liabilities at March 31, 2002	$ -

The accompanying notes are an integral part of this financial statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the securities broker-dealer industry serving customers primarily in Texas. The Company clears equity securities trades through a correspondent broker-dealer. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation

The Company is a member of an affiliated group of entities under the common control of ISC Group, Inc. The financial statements of the Company are reported on a separate company basis.

Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at a financial institution located in Dallas, Texas, which at times may exceed insured limits. Cash in excess of operating requirements is invested in an income producing money market mutual fund, which is not insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Certificate of Deposit

The Company has a certificate of deposit with a financial institution with an original maturity of sixty months. This investment is stated at cost, which approximates fair value, as it is the intent of the Company to hold this security until maturity.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. FEDERAL INCOME TAX

The Company is wholly owned by ISC Group, Inc. and is included in its consolidated Federal income tax return. Income taxes are provided based on the policy of the parent corporation charging or crediting the Company for the amount of income tax expense or benefit resulting from the inclusion of the Company's results of operations in the consolidated federal income tax return.

2. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2002, the affiliate performed certain administrative and accounting services for the Company. Administrative overhead of $401,603 was allocated to the Company for these services and the office facilities during the year ended March 31, 2002.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $90,791 which was $85,791 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .11 to 1.

SCHEDULE I

Fetterman Investments, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2002

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	144,619
Less stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		144,619
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		144,619
Deductions and/or charges		
Non-allowable assets		53,828
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Total deductions and/or charges		53,828
Haircuts on securities		
Contractual securities commitments		-
Deficit in security collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		-
Total haircuts on securities		-
NET CAPITAL	$	90,791
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition		
Income tax payable	$	10,438
Items not included in statement of financial condition		-
		10,438
Less adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	10,438
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital required	$	5,000
Excess net capital at 1000%	$	89,747
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.11
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	91,616
Net audit adjustments		(825)
Net capital per above	$	90,791
LIST OF NONALLOWABLE ASSETS		
Advisory fees - net	$	52,508
Prepaid expense		1,320
Total nonallowable assets	$	53,828

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2002

SCHEDULE II

Fetterman Investments, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2002

The Company handled no customer securities during the year ended March 31, 2002 and therefore has no reserve computation.

SCHEDULE III

Fetterman Investments, Inc.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2002

Fetterman Investments, Inc. is exempt under Rule Section 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
Fetterman Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fetterman Investments, Inc. (the "Company"), for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hare Gorman Tubitt, L.L.P.

Dallas, Texas
May 3, 2002